Christopher A. Kitchen	601 Lexington Avenue New York, New York 10022

To Call Writer Directly: (212) 446-4988	(212) 446-4800	Facsimile: (212) 446-4900
www.kirkland.com
christopher.kitchen@kirkland.com

September 27, 2013

Via EDGAR

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange

Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Burlington Stores, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed on September 19, 2013

File No. 333-189632

Dear Ms. Ransom:

On behalf of our client Burlington Stores, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 5 (“Amendment No. 5”) to the above-captioned Registration Statement on Form S-1 of the Company, filed on June 27, 2013, as amended by Amendment No. 1 to the Registration Statement on Form S-1 of the Company, filed on August 7, 2013, as further amended by Amendment No. 2 to the Registration Statement on Form S-1 of the Company, filed on September 6, 2013, as further amended by Amendment No. 3 to the Registration Statement on Form S-1 of the Company, filed on September 10, 2013 and as further amended by Amendment No. 4 to the Registration Statement on Form S-1 of the Company, filed on September 19, 2013 (the “Registration Statement”). A copy of Amendment No. 5 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

Amendment No. 5 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Thomas A. Kingsbury, the President and Chief Executive Officer of the Company, dated September 26, 2013, from the staff of the Commission (the “Staff”). In addition, Amendment No. 5 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1

Capitalization, page 38

1.	Staff’s comment: Please explain to us the nature of the adjustments made to the accumulated deficit line item and how you determined such adjustments were appropriate. If the adjustment largely relates to the reclassification of Class L shares, please tell us why the adjustment was not recorded to APIC. See paragraph 18 of ASC 480-10-S99-3A.

Response: The Company respectfully advises the Staff that it has adjusted the capitalization table to reflect the Class L common stock as no longer being a redeemable security through the reversal of the current temporary equity balance by adjusting the permanent equity capital accounts (i.e., accumulated deficit and additional paid in capital). The permanent equity capital accounts have been adjusted by the same amounts in which the Class L accretion adjustments were previously recorded to those prospective accounts.

Dilution, page 40

2.	Staff’s comment: Please show us how you calculated your net tangible book deficit as of August 3, 2013 both before and after the offering. Please also tell us how you determined total consideration for existing stockholders’ in the chart at the bottom of page 40.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that per review of its calculation of net tangible book deficit as of August 3, 2013, there was an error in the calculation. The Company notes that the original net tangible assets calculation included $882.2 million as the value of the Company’s tradenames, which resulted in net tangible assets of $1,722.4 million. The correct value of the Company’s tradenames, as shown below, was $238.0 million. The Company will correct the error as noted below in our calculation of net tangible book deficit as of August 3, 2013, both before and after the offering:

	Net Tangible Assets	Pro Forma Adjustments	Pro Forma Net Tangible Assets
Total Assets	2,565.9	2.0	2,567.9
Less:	—	—	—
Tradenames	(238.0)	—	(238.0)
Favorable Leases	(306.3)	—	(306.3)
Goodwill	(47.1)	—	(47.1)
Other Intangibles, Net	(47.9)	—	(47.9)
	—	—	—
Less Liabilities:	—	—	—
Current Liabilities	(836.0)	—	(836.0)
Long Term Debt	(1,684.7)	170.6	(1,514.1)
Other Liabilities	(237.0)	—	(237.0)
Deferred Tax Liabilities	(247.1)	—	(247.1)
	—	—	—
	—	—	—

Net Tangible Assets	(1,078.2)	172.6	(905.6)

In response to the second part of the Staff’s comment, the Company respectfully advises the Staff that total consideration for existing stockholders’ in the chart on the bottom of page 40 was determined based on the original investment by Bain Capital and certain members of the Company’s management of $90/unit as of the acquisition date, April 13, 2006, as well as the cash received as a result of options exercised by management at an average price per unit of $27.17 since that date.

Selected Historical Consolidated Financial Condition and Other Data, page 42

Pro forma Consolidated Statement of Operations Data, page 44

3.	Staff’s comment: We note that you have disclosed pro forma net income and pro forma net income per share and provide a narrative description of the adjustments made to calculate these amounts. If you choose to discuss the pro forma adjustments in narrative form as opposed to providing full pro forma financial statements under Article 11 of Regulation S-X, please ensure that your narrative description clearly explains and quantifies each pro forma adjustment. Please consider using a tabular format that reconciles the reported figures to the pro forma amounts. Please also provide these disclosures or an appropriate cross-reference under the tables beginning on page 13.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 44 of the Registration Statement to explain and quantify each pro forma adjustment. Additionally, the Company has revised the disclosure in Note 2 on page 15 to cross-reference the discussion of the pro forma adjustments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Critical Accounting Policies and Estimates, page 82

Common Stock Valuation and Stock-Based Compensation, page 85

4.	Staff’s comment: We have reviewed your response to comment 2 from our letter dated September 16, 2013. Please expand your disclosures to provide your investors with a greater understanding regarding the factors contributing to such a substantial change in fair value from the March 2, 2013 valuation to the estimated IPO price. Please also address in your disclosures any contradictory factors such as your net loss for the six months ended August 3, 2013.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 90 of the Registration Statement to further clarify the factors contributing to the change in fair value from the March 2, 2013 valuation to the estimated IPO price, as well as to address any contradictory factors such as the Company’s net loss for the six months ended August 3, 2013.

Exhibits

5.	Staff’s comment: Please confirm that there will be no stock certificates issued.

Response: The Company respectfully advises the Staff that there will be no stock certificates issued.

*        *        *         *

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4988.

Sincerely,

/s/ Christopher A. Kitchen
Christopher A. Kitchen

cc:	Thomas A. Kingsbury
Paul C. Tang, Esq.
Burlington Stores, Inc.

Joshua N. Korff, Esq.
Kirkland & Ellis LLP